EXHIBIT 7

Ref: 1808

                                                                                                March 27, 2013

Canadian Natural Resources Limited
2500, 855 Second Street SW
Calgary, AB   T2P 4J8

Re:	Consent of Independent Petroleum Consultants

To Whom It May Concern:

We consent to the use of our report with respect to the reserves data of Canadian Natural Resources Limited included and incorporated by reference in its

(i)	Annual Report on Form 40-F for the year ended December 31, 2012; and,

(ii)	Registration Statement on Form F-9 (File No. 333-177401), filed with the Securities and Exchange Commission.

Sincerely,

SPROULE ASSOCIATES LIMITED

Original Signed by Nora T. Stewart, P.Eng.

Nora T. Stewart, P.Eng.
Manager, Engineering and Partner

Calgary, Alberta, Canada